Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Listed Company	NIRE 35300010230

Authorized Capital: up to 7,986,000,000 shares

Subscribed and Paid-In Capital: R$85,148,000,000.00 – 5,983,915,949 shares

Convening Notice

EXTRAORDINARY STOCKHOLDERS’ MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Extraordinary Stockholders’ Meeting to be held on September 14, 2016 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and state of São Paulo, with the purpose to:

1. increase the Company’s current capital stock, from R$85,148,000,000.00 to R$97,148,000,000.00, through the capitalization of R$12,000,000,000.00 recorded in Revenue Reserves - Statutory Reserves, with 10% bonus shares, assigned to Stockholders, free of charge, at the rate of one new share for each 10 shares of the same type they hold;

2. increase the authorized capital limit up to 8,784,600,000 shares, that is, at the same rate as the share bonus stated in item “1” above;

3. amend the wording of Article 3 (head provision and item 3.1.) of the Bylaws, to consolidate the new composition of the subscribed and paid-in capital and the new authorized capital limit; and

4. consolidate the Bylaws, with the amendments mentioned in item “3” above.

The full description of the matters proposed, as well as their justification, may be found in the Stockholders´ Meeting Manual.

The documents to be examined at the Meeting are at the disposal of Stockholders in the Company’s investor relations website (www.itau.com.br/investor-relations), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of said documents by e-mail to investor-relations@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the Stockholders’ Meeting bearing their identity document.

Stockholders may be represented at the Stockholders’ Meeting by a proxy holder, pursuant to Article 126 of Law 6,404/76, conditional on the proxy holder bearing an identity document and the documents listed below substantiating the validity of their power of attorney (for documents produced overseas the respective consularized and sworn translation is required). We clarify that the Legal Entity Stockholder’s representative does not need to be a Stockholder, a member of the Company´s management or a lawyer.

a)	Legal Entities: notarized copy of the articles of association/ corporate bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b)	Individuals: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders’ Meeting, the Company suggests that the Stockholders represented by proxy holders should submit no later than 12 noon on September 13, 2016, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

To encourage Stockholders´ participation at the Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction 481/09, as amended by CVM Instruction 561/15, enabling Stockholders to send remote voting forms directly to Company or their respective custody agents, in accordance with the procedures described in the Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), August 12, 2016.

MARCELO KOPEL

Investor Relations Officer